Rachel V. Nass Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0423 Tel (213) 486-9034 Fax rvvn@capgroup.com thecapitalgroup.com

January 11, 2016

Patrick F. Scott

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Strategic Bond Fund (the “Fund”); File Nos.: 333-207474/811-23101

Dear Mr. Scott:

On behalf of American Funds Strategic Bond Fund (the “Fund”), on January 8, 2016 we filed Pre-Effective Amendment No. 3 to the Fund’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 3 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

Pursuant to your telephonic request on January 11, 2016, we hereby agree to remove footnote number 2 from the “Distribution and/or service (12b-1) fees” line item in the “Annual fund operating expenses” table in the prospectus. As discussed, this change will be reflected in the filing that we plan to make pursuant to Rule 497 of the Securities Act.

Finally, as requested, the Fund acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I understand that you have no further questions or comments to the Fund’s Registration Statement. As such, pursuant to Rule 461 under the Securities Act and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Fund’s Registration Statement be accelerated to January 12, 2016.

If you have any questions, please do not hesitate to contact me at (213) 615-0423.

Sincerely,

/s/ Rachel V. Nass

Rachel V. Nass

Counsel